Exhibit 1

NEWS

For Release: IMMEDIATE

Hadera Paper Ltd.
Contemplated Public Offering in Israel of Two New Series of Debentures

Hadera, Israel, July 14, 2008 – Hadera Paper Ltd. (formerly, American Israeli Paper Mills Ltd.) (AMEX:AIP) filed with the Israeli Securities Authority a report with respect to a contemplated public offering in Israel pursuant to the shelf prospectus published by the company in Israel on May 26, 2008 of two new series of debentures.

The interest rates of series 3 debentures and series 4 debentures shall be determined at an auction, which in any case shall not exceed 4.70% and 7.45%, respectively.

On July 6, 2008, the company announced that Maalot – Israeli Securities Rating company Ltd., an affiliate of Standard and Poor’s, assigned the company’s outstanding series of debentures and the two new series of debentures (up to an aggregate principal amount of NIS 400 million) the rating (AA-)/Negative Outlook.

On July 10, 2008, an auction for Israeli institutional investors was held as part of the contemplated public offering in Israel of the two new series of debentures. At the auction, the Israeli institutional investors undertook to purchase debentures in the aggregate principal amount of NIS 800 million (approximately US$ 237 million). In respect to the series 3 debentures, the company has received undertakings from Israeli institutional investors of approximately NIS 150 million in the aggregate (approximately US$ 45 million) bearing an interest rate of 4.7%. The issuance to the Israeli institutional investors is expected to be at a rate of 39% of their total undertakings. In respect to the series 4 debentures, the company has received undertakings from Israeli institutional investors of approximately NIS 96.5 million in the aggregate (approximately US$ 28.5 million) bearing an interest rate of 7.45%. The issuance to the Israeli institutional investors is expected to be at a rate of 100% of their total undertakings.

The gross estimated proceeds of the offering, assuming a sale of all of the offered debentures, shall be NIS 308 million (approximately US $91). The net estimated proceeds of the offering, assuming a sale of all of the offered debentures, shall be NIS 306.6 million (approximately US $90)

The proceeds of the offering will be mainly used to partially or fully fund the new production line in the paper packaging field, also know as “Machine 8", as resolved by the company’s board on November 19, 2006, and October 15, 2007. Any excess amount shall be used for general corporate purposes, including working capital, as shall be resolved by the company’s board from time to time.

The debentures to be offered as part of the public offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

There can be no assurance that the company will complete the public offering of the debentures, or that it will raise all or part of the estimated proceeds, as set forth in this release.

For further information, please see the report on Form 6-K to be filed to the Securities and Exchange Commission by the company.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Leak@aipm.co.il